AD 3/16

15049636

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67528

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 AND ENDING 12/31/14
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Chicago Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

32 Otis Road
(No. and Street)

Barrington (City) IL (State) 60010 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven R. Knoop 312 739-0100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marvin M. Siegel CPA PC
(Name – *if individual, state last, first, middle name*)

3330 Old Glenview Road, Wilmette, IL 60091
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/16

OATH OR AFFIRMATION

I, Steven R Knoop, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Chicago Advisors, Inc., as of December, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

OFFICIAL SEAL
T J FREEMAN
Notary Public - State of Illinois
My Commission Expires Oct 22, 2017

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST CHICAGO ADVISORS, INC.
REPORT ON EXAMINATION
FOR THE 12 MONTHS ENDED
DECEMBER 31, 2014

MARVIN M. SIEGEL CPA P.C.
Certified Public Accountants
3330 Old Glenview Road, Suite 7
Wilmette, IL 60091
847-256-8355

To: The Board of Directors
Barrington, Illinois

Independent Auditor's Report

I have audited the accompanying statement of financial condition of First Chicago Advisors, Inc. (an Illinois corporation), as of December 31, 2014, and the related statements of income, changes in financial condition, and statement changes in stockholders equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Chicago Advisors, Inc., as of December 31, 2014, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion of the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wilmette, Illinois
February 2, 2015

Steven M. Siegel
Certified Public Accountant

FIRST CHICAGO ADVISORS, INC.
Balance Sheet
As of December 31, 2014

ASSETS

CURRENT ASSETS		
Cash in Checking		
UBS Money Market	$ 7,572	
Harris Bank	17,518	
Accounts Receivable	12,500	
Total Current Assets		$ 37,590
FIXED ASSETS		
Computer	7,471	
Accumulated Depreciation - Computer	(7,006)	
Equipment	2,467	
Accumulated Depreciation - Equipment	(2,467)	
Total Fixed Assets		465
OTHER ASSET - Security Deposit		2,900
TOTAL ASSETS		$ 40,955

LIABILITIES AND EQUITY

CURRENT LIABILITIES		
Accrued Expenses	$ 2,987	
Total Current Liabilities		$ 2,987
EQUITY		
Common Stock	1,000	
Additional Paid-In Capital	251,299	
Retained Earnings	(214,331)	
TOTAL EQUITY		37,968
TOTAL LIABILITIES AND EQUITY		$ 40,955

(See Independent Auditor's Report.)

FIRST CHICAGO ADVISORS, INC.
Statement of Income
Year Ended December 31, 2014

INCOME		
Revenue		$ 37,950
EXPENSES		
Advertising and Marketing	$ 4,673	
Auto Expenses	9,938	
Bank Charges	100	
Bad Debts	4,101	
Computer Expenses	1,378	
Depreciation Expense	394	
Dues and Subscriptions	1,619	
Filing Fees	3,052	
Insurance	913	
Legal and Professional	4,775	
Meals and Entertainment	1,835	
Message Archiving and Database Expense	7,080	
Miscellaneous	288	
Office Supplies	1,288	
Tax and License	118	
Postage	48	
Printing Expense	105	
Rent	17,570	
Telephone	5,537	
Travel	3,436	
TOTAL EXPENSES		68,248
NET OPERATING LOSS		(30,298)
OTHER INCOME		
Interest, Dividends and Rebates	1,343	
TOTAL OTHER INCOME		1,343
NET LOSS FOR THE PERIOD		$ (28,955)

(See Independent Auditor's Report.)

FIRST CHICAGO ADVISORS, INC.
Statement of Changes in Financial Condition
Year Ended December 31, 2014

SOURCES OF CASH FLOW		
Loss - Year Ended December 31, 2014		$ (28,955)
Depreciation	394	
Decrease in Security Deposit	4,363	
Increase in Paid-In Capital	27,000	
		31,757
Total Sources of Cash Flow		2,802
USES OF CASH FLOW		
Increase in Accounts Payable and Accrued Expenses	(1,429)	
Increase in Accounts Receivable	12,500	
Total Uses of Cash Flow		11,071
Net Decrease in Cash Flow		8,269
Beginning Cash - January 1, 2014		$ 33,359
Ending Cash - December 31, 2014		$ 25,090

(See Independent Auditor's Report.)

FIRST CHICAGO ADVISORS, INC.
Statement of Changes in Stockholders Equity
Year Ended December 31, 2014

Stockholders Equity - January 1, 2014	$	39,923
Additional Paid-In Capital		27,000
Loss - Year Ended December 31, 2014		(28,955)
Stockholders Equity - December 31, 2014	$	37,968

(See Independent Auditor's Report.)

FIRST CHICAGO ADVISORS, INC.
32 Otis Road
Barrington, IL 60010

CRD #143137

Audited Net Capital Contribution as of December 31, 2014

Cash	$	17,518.00
Money Market Investments	$	7,572.00
Total Assets	$	40,955.00
Less Total Liabilities	$	2,987.00
Net Worth	$	37,968.00
Less Non-Allowable Assets:		
All Receivables		-
Computer	$	465.00
Security Deposit	$	2,900.00
Software		-
Tentative Net Capital	$	34,603.00
Less: Haircuts		
Money Market Account (2.0%)	$	151.44
Net Capital	$	34,451.56
Minimum Net Capital Requirement	$	5,000.00
Excess Net Capital	$	29,451.56
Aggregate Indebtedness	$	2,987.00 x
AI/Net Capital		0.087

(See Independent Auditor's Report.)

MARVIN M. SIEGEL CPA P.C.
Certified Public Accountants
3330 Old Glenview Road, Suite 7
Wilmette, IL 60091
847-256-8355

To the Board of Directors:

In planning and performing my audit of the financial statements of First Chicago Advisors, Inc. (the Company), as of and for the year ended December 31, 2014, in accordance with audit standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following: (1) making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13; and (2) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error of fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of the changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of control does not allow management or employees, in the normal course of performing their assigned function, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2014, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wilmette, Illinois
February 2, 2015

Steven M. Siegel
Certified Public Accountant

FIRST CHICAGO ADVISORS, INC.
Reconciliation of Computation of Net Capital
Under Rule 15c3-1 and the Most Recently Filed Focus Report
Year Ended December 31, 2014

Net Capital as Reported on 12/31/14 Focus Report	$	22,104
Decrease in Non-Allowable Assets		395
Net Capital as Reported in FYE 2014 Audit Report	$	22,499

(See Independent Auditor's Report.)

FIRST CHICAGO ADVISORS, INC.
Reconciliation of Unaudited to Audited Statements of Financial Condition
Year Ended December 31, 2014

Stockholders Equity - Unaudited	$	38,364
Difference - Accrued Expenses		(2) *
Depreciation		(394)
Stockholders Equity - Audited	$	37,968

* Main reason for variance due to company's subsequent decision to make a retirement plan contribution.

(See Independent Auditor's Report.)

Notes to Financial Statements
December 31, 2014

Note 1: Organization and Nature of Business
The Company was formed on January 18, 2005, as a corporation under the laws of the State of Illinois Act.

The terms of the Company is perpetual unless and until dissolved in accordance with the provision of the member's operating agreement.

The Company is registered as a nonclearing broker/dealer and was approved as a member of the National Association of Securities Dealers, Inc. (NASD), in July 2007.

The Company was formed for the purpose of assisting in the private placement of securities, along with other securities business activities, such as mergers, acquisitions and other corporate reorganization transactions including financial advisory services.

The Company is wholly owned by Steven Knoop.

Note 2: Summary of Significant Accounting Practices
A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

Accrual basis of accounting. The Company uses the accrual basis of accounting.

Property and equipment. Property and equipment items are stated at cost and are depreciated over their estimated useful lives using the straight-line depreciation method.

Income taxes. The Company has elected to be treated as a subchapter S corporation for income tax purposes. Generally, any taxable income of a subchapter S corporation flows through to the shareholder and is reported on personal income tax returns.

Statement of cash flows. For the purposes of the statement of cash flows, the Company considers only bank accounts to be cash equivalents.

Note 3: Net Capital Requirements
The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1). Under this rule, the company is required to maintain "net capital" equivalent to $5,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2014, the Company had net capital requirements of $16,104.00. The net capital rule may effectively restrict the payment of shareholder capital withdrawals.

Note 4: Employee Benefit Plan
The Company maintains a SEP IRA profit-sharing plan for all eligible employees. Employees are eligible to participate in the plan if they are 21 years of age, employed as regular full-time employees, and have completed 30 days of service. However, no contributions were made for the year ended December 31, 2014.

Note 5: Subsequent Events
None.

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended December, 2014

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067528 FINRA DEC
First Chicago Advisors, Inc.
32 Otis Road
Barrington, IL 60010

FINRA CRD #143137
SEC #8-67528

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Steven Knoop 312 739-0100

2. A. General Assessment (item 2e from page 2) $ 0

B. Less payment made with SIPC-6 filed (**exclude interest**) ( )

Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 0

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

First Chicago Advisors, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 25 day of February, 20 15.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 12/31/2014

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$37,950
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Independent Contractor for management services (Deductions in excess of $100,000 require documentation)	37,950
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	37,950
2d. SIPC Net Operating Revenues	$0
2e. General Assessment @ .0025	$0 (to page 1, line 2.A.)

FIRST CHICAGO ADVISORS, INC.



233 S. WACKER DRIVE
SUITE 8400
CHICAGO, IL 60606

(312) 739-0100

December 31, 2014

To whom it may concern:

First Chicago Advisors is not subject to Reserve Requirements as it does not trade any securities or have any customer accounts. Further, First Chicago Advisors, Inc. never receives any funds which are not for its own account.

Steven E. Knoop
President

Attachment A

STATEMENT REGARDING INDEPENDENT PUBLIC ACCOUNTANT UNDER SEA RULE 17a-5(f)(2)

FINRA is making this template available for members to comply with SEA Rule 17a-5(f)(2), as amended, which went into effect on June 1, 2014 and sets forth new requirements as to the statement members must file to identify their independent public accountant. Members must file the statement electronically with FINRA. The statement must also be filed with the SEC's Washington, DC office and the SEC's regional office in which the member's principal place of business is located.

(A) Member Information

a. Name: First Chicago Advisors, Inc.

b. Registration Number

i. FINRA CRD Number: 143137

ii. SEC Registration Number: 8-67528

c. Address: 32 Otis Road Barrington, IL 60010

d. Telephone: (312) 739-0100

e. E-mail Contact: sknoop@firstchicagoadvisors.com

(B) Independent Public Accountant Information[1] → No change from previous years

a. Name: Marvin M. Siegel, CPA

b. Address: 3330 Old Glenview Rd. Suite 7 Wilmette, IL 60091

c. Telephone: (847) 256-8355

d. Contact Name: Steve Siegel

(C) Fiscal Year End Information

a. The date of the fiscal year end of the annual reports of the firm covered by the engagement:

MM/DD/YY 12/31/14 Forward

(D) Engagement of Independent Public Accountant Information

a. Engagement Date: MM/DD/YY 12/01/14

b. The engagement (check one):

i. ( ) is for a single year.

ii. (X) is of a continuing nature.

---

[1] Pursuant to SEA Rule 17a-5(f)(2)(iv) any broker or dealer that is not required to file reports prepared by an independent public accountant must file a statement required under SEA Rule 17a-5(f)(2)(i) indicating the date as of which the unaudited reports will be prepared.

(E) Representation Regarding Independent Public Accountant

a. A representation that the independent public accountant engaged by the firm has undertaken the items enumerated in SEA Rule 17a-5(g)(1)[2] and (g)(2) with respect to the preparation of the reports required under SEA Rule 17a-5(d)(1)(i)(C).

i. (✓) Financial Report as described in SEA Rule 17a-5(d)(1)(i)(A); and

ii. Check one:

1. (✓) Compliance Report as described in SEA Rule 17a-5(d)(1)(i)(B)(1); or

2. ( ) Exemption Report as described in SEA Rule 17a-5(d)(1)(i)(B)(2)

(F) Does the firm clear transactions or carry customer accounts? Yes ( ) No ( )

a. If Yes is selected, the firm must make the following representation as required by SEA Rule 17a-5(f)(2)(ii)(F):

i. ( ) By filing this representation, and checking the box herein, the firm agrees to allow representatives of the SEC or FINRA, if requested in writing for purposes of an examination of the firm, to review the audit documentation associated with the reports of the independent public accountant filed under SEA Rule 17a-5(d)(1)(i)(C).

b. If Yes is selected, the firm must make the following representation as required by SEA Rule 17a-5(f)(2)(ii)(G):

i. ( ) By filing this representation, and checking the box herein, the firm agrees to allow the independent public accountant to discuss with representatives of the SEC and FINRA, if requested in writing for purposes of an examination of the firm, the findings associated with the reports of the independent public account filed under SEA Rule 17a-5(d)(1)(i)(C).

Steven [illegible] President

---

[2] *SEA Rule 17a-5(g) (Engagement of independent public accountant) provides as follows:*

"The independent public accountant engaged by the broker or dealer to provide the reports required under paragraph (d)(1)(i)(C) of this section must, as part of the engagement, undertake the following, as applicable:

"(1) To prepare an independent public accountant's report based on an examination of the financial report required to be filed by the broker or dealer under paragraph (d)(1)(i)(A) of this section in accordance with standards of the Public Company Accounting Oversight Board; and

"(2)(i) To prepare an independent public accountant's report based on an examination of the statements required under paragraphs (d)(3)(i)(A)(2) through (5) of this section in the compliance report required to be filed by the broker or dealer under paragraph (d)(1)(i)(B)(1) of this section in accordance with standards of the Public Company Accounting Oversight Board; or (ii) To prepare an independent public accountant's report based on a review of the statements required under paragraphs (d)(4)(i) through (iii) of this section in the exemption report required to be filed by the broker or dealer under paragraph (d)(1)(i)(B)(2) of this section in accordance with standards of the Public Company Accounting Oversight Board."